

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2023

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

> **Re: ODDITY Tech Ltd.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted January 9, 2023**
> **CIK No. 0001907085**

Dear Oran Holtzman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1, submitted on January 9, 2023

Cover Page

1. Please disclose on the prospectus cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Key Operating and Non-GAAP Financial Measures
Non-GAAP Financial Measures, page 87

2.   Please provide disclosure under Adjusted Operating Income and Adjusted Net Income, similar to disclosure provided under Adjusted EBITDA, regarding 1) that these non-GAAP measures have limitations and should not be considered as a substitute for or in isolation from, the financial results prepared in accordance with U.S. GAAP and 2) other companies may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

3.   Your revised disclosure states "Order billings represents amounts invoiced to customers, excluding amounts invoiced for products that have not shipped and invoices for products that are subject to a product trial period as of the last day of the measurement period." Please tell us why the amounts invoiced to customers as a metric is adjusted to exclude amounts invoiced for products that have not shipped and invoices for products that are subject to a product trial period. In addition, to the extent material, provide quantitative information regarding these excluded items.

Oddity Tech Ltd. and its Subsidiaries
Consolidated Financial Statements
Note 16. Subsequent Events, page F-28

4.   We have read your response to our prior comment 5. In assessing whether the Company's digital securities offerings result in the Company having a safeguarding liability to its customers, please address the following in your response:
- The terms of your agreement with Securitize LLC, particularly your payment obligations for their services, the specific terms that require the digital securities to be redeemed and decommissioned, and the restrictions on transfer of the digital securities;
- Your involvement in the digital securities purchase transaction, including the flow of cash from the initial purchase of the digital securities to the set up of individual accounts by Securitize LLC as well as your involvement in ongoing reporting and customer service of the customer's digital securities holdings;
- Tell us whether Securitize LLC is acting as your agent and provide the analysis supporting your conclusion;
- Tell us what agreements the digital security purchaser/owner has with you and/or Securitize LLC, including the rights and obligations included within those agreements;
- Tell us in more detail how the purchaser of the digital securities obtains access to the Securitize LLC portal. For example, clarify whether the purchaser of the digital securities is required to open an account with Securitize LLC to access the portal or whether it is accessed through an Application Programming Interface that the Company provides. As part of your response, please indicate whether there are any agreements the purchaser is required to enter into in order to access the portal and

      whether there are any fees incurred by the purchaser for any services that may be provided by Securitize LLC (custody, recordkeeping, transfers, purchase of other digital securities, etc.);

- Tell us what risks exist if the digital securities issued by you are stolen prior to redemption; and
- Tell us if the investors may use the portal managed by Securitize to purchase other digital securities and, if so, how that process differs from the digital securities issued by you.

      You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Alison A. Haggerty, Esq.